

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2018

Jonathan Banas
Chief Financial Officer
Cooper-Standard Holdings Inc.
39550 Orchard Hill Place Drive
Novi, Michigan 48375

      Re: Cooper-Standard Holdings Inc.
            Form 10-K for the Year Ended December 31, 2017
            File No. 001-36127

Dear Mr. Banas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Division of Corporation Finance
                                    Office of Transportation and Leisure